Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
Commission File No.: 1-33488
This filing, which includes a BMO Financial Group investor presentation of Q4 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at 416-867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Investor Presentation Q4 10 January 7 ? 2011

Caution Regarding Forward-Looking Statements Bank of Montreal's public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbor" provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to the expected closing of the proposed acquisition of Marshall & Ilsley Corporation (M&I), future plans for the acquired business, anticipated financial and operating results and impacts of the acquisition; the companies' plans, objectives and intentions, cost savings, our objectives and priorities for 2011 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the results of or outlook for our operations or for the Canadian and U.S. economies and other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", "intend", "will", "should" and other similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes. Actual results about statements respecting the proposed transaction with M&I may differ materially from the results anticipated in such forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I's customers to the transaction; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. A significant amount of M&I's business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29,30, 61 and 62 of Bank of Montreal's Management's Discussion and Analysis for 2010, which outlines in detail certain key factors that may affect Bank of Montreal's future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes. Additional factors that could cause BMO Financial Group's and Marshall & Ilsley Corporation's results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of M&I's filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov). In calculating the pro-forma impact of Basel III on our regulatory capital, regulatory capital ratios, and risk-weighted assets (including Counterparty Credit Risk and Market Risk), we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in the October 31, 2010 pro-forma calculations. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at year end or as close to year end as was practical. The Basel rules are not yet finalized and are subject to change, which may impact the results of our analysis. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so. Assumptions about current and expected capital requirements, M&I's revenues and expenses, potential for earnings growth as well as costs associated with the transaction and expected synergies, were material factors we considered in estimating the economics of the transaction. Our expectations regarding the key impacts of our transition to International Financial Reporting Standards (IFRS) are based on IFRS as issued by the International Accounting Standards Board (IASB) that are in effect as of this date. Should IFRS change prior to our transition to IFRS, our expectations of the key impacts of transition could change. Assumptions about the performance of the Canadian and U.S. economies in 2011 and how that will affect our businesses were material factors we considered when setting our strategic priorities and objectives, and our outlook for our businesses. Key assumptions included that the Canadian and U.S. economies will grow moderately in 2011, that interest rates will remain low and that our assumptions regarding regulatory reforms will be consistent with the implementation of such reforms. We also assumed that housing markets will strengthen in Canada and the United States. We assumed that conditions in capital markets will improve somewhat and that the Canadian dollar will strengthen modestly relative to the U.S. dollar. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Non-GAAP Measures Bank of Montreal uses both GAAP and non-GAAP measures to assess performance. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Reconciliations of GAAP to non-GAAP measures as well as the rationale for their use can be found in Bank of Montreal's Fourth Quarter 2010 Earnings Release and Bank of Montreal's 2010 Management's Discussion and Analysis, all of which are available on our website at www.bmo.com/investorrelations. Examples of non-GAAP amounts or measures include: cash earnings per share and cash productivity; revenue and other measures presented on a taxable equivalent basis (teb); amounts presented net of applicable taxes, earnings which exclude the impact of provision for credit losses and taxes, and core earnings which exclude non recurring items such as acquisition integration costs. Bank of Montreal provides supplemental information on combined business segments to facilitate comparisons to peers. Forward Looking Statements & Non-GAAP Measures

Additional Information for Stockholders In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.bmo.com under the tab "About BMO - Investor Relations" and then under the heading "Frequently Accessed Documents" or from M&I by accessing M&I's website at www.MICorp.com under the tab "Investor Relations" and then under the heading "SEC Filings." BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO's 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

1 BMO's Strategic Priorities Maximize earnings growth across all North American personal and commercial banking businesses, focusing on industry- leading customer experience and sales force productivity. 2 Accelerate the growth in our wealth management business through client-focused financial planning and by investing for future growth. 3 Deliver strong, stable returns in our capital markets business by providing highly targeted solutions to our core clients from a single integrated platform. 4 Develop our business in select global markets to grow with our clients, expand our capabilities and reach new customers. 5 Sustain a culture that focuses on customers, high performance and our people.

Transforming BMO's US Platform On December 17, 2010 BMO announced a definitive agreement to acquire all outstanding shares of common stock of Marshall & Ilsley Corporation (M&I) Bill Downe, President and CEO of Bank of Montreal said: The combination of our two organizations crystallizes BMO's strategy of expanding our North American footprint and positions us for future growth We are bringing together highly complementary businesses that align well with our US retail, commercial and wealth management focus and we both share a long history of supporting our customers The transaction is expected to close in Q3 Fiscal 2011 To view the Press Release, Investor Presentation and Additional Information related to this transaction please visit: http://www2.bmo.com/ir

Transforming BMO's U.S. Operations Delivers compelling transaction economics BMO's strong capital position will be maintained Capitalizes on opportune economic, regulatory and market environment Extensive due diligence on loan portfolio and prudent loan valuation Marshall & Ilsley Corp. ("M&I") represents an excellent strategic, financial, and cultural fit with BMO Strategically Compelling Financially Attractive Excellent Cultural Fit u u u Consistent with BMO's strategy of expanding our U.S. business Transforms and strengthens BMO's U.S. operations by increasing scale and combining the best from both organizations Positions the business for growth through exposure to M&I's multiple markets Combines two organizations with strong customer focus Consistent values, vision and culture

The remainder of this presentation reflects BMO's Q4 and Fiscal 2010 results as a stand alone enterprise It does not include or reflect the impact of the pending acquisition of Marshall & Ilsley Corporation Bank of Montreal (BMO Financial Group)

Bank of Montreal (BMO Financial Group)

- 4th largest bank in Canada measured by total assets
- 100% ownership of Chicago-based Harris Bank

Listings

NYSE, TSX (Ticker: BMO)

Share Price

Oct 31/09: (Fiscal Year-end) NYSE – US$46.37
TSX – C$50.06

Oct 31/10: NYSE – US$59.25
TSX – C$60.23

Market Cap

Oct 31/09: C$28 billion (US$26 billion[1])
Oct 31/10: C$34 billion (US$33 billion[1])

# of Employees

37,900

Over 10 million personal, commercial, corporate and institutional customers



F2010 Results

Revenue

C$12.2 billion (US$11.7[1] billion)

Net Income

C$2.8 billion (US$2.7[1] billion)

Cash EPS (reported)

C$4.81 (US$4.61)

PCL

C$1.0 billion (US$1.0[1] billion)

Average Assets

C$398 billion (US$382[1] billion)

Capital Ratios

Tier 1 – 13.45%
Common Equity Ratio – 10.26%

[1] Balances reported in Canadian dollars. Exchange rates are:
F2010 average: Cdn/U.S. $1.0426 / As at October 31, 2010: $1.0202

BMO Financial Group
Investor Presentation • Q4 2010
7

1 As at October 31, 2010 for Canadian Banks, as at September 30, 2010 for US banks as published in quarterly reports and using a consistent methodology. Canadian ratios are based on Basel II data, US ratios are based on Basel I. Tier 1 Common = Tier 1 net capital less preferred equity less capital trust securities less minority interest = common shareholders' equity less goodwill and excess intangibles less other adjustments BMO's strong financial position and clear business strategy provide a unique opportunity to grow Financial and Capital Strength Citigroup 12.47 BB&T Corporation 11.73 JP Morgan Chase 11.24 Bank of New York Mellon 10.67 BMO Financial Group 10.26 Wells Fargo 10.07 Bank of America 9.93 National Bank of Canada 9.80 Royal Bank of Canada 9.78 PNC Financial 9.57 CIBC 9.30 Keycorp 8.61 TD Bank Financial Group 8.30 Scotiabank 8.08 SunTrust Banks 8.02 Regions Financial 7.63 US Bancorp 7.52 Fifth Third Bancorp 7.34 Tier 1 Common / Risk-Weighted Assets1 (%) Market Capitalization ($US billions) $33.5 (CDE$34.1) Largest banks by market capitalization in North America, as at October 31st, 2010 as published by Bloomberg. BMO Financial Group

Reasons to Invest in BMO Clear growth strategy Consistent and focused North American growth strategy Strong Canadian and U.S. customer base Growing global presence to support our customers Commitment to our medium-term financial objectives Strong financial position Balanced approach to capital management Tier 1 Capital Ratio of 13.45% at October 31, 2010 Common equity ratio of 10.26% at October 31, 2010 Strong senior debt ratings Proactive risk management Independent risk oversight across the enterprise Disciplined credit risk management capabilities and processes Group and individual performance assessments that reflect risk-adjusted returns and align with shareholder interests Commitment to stakeholders Clear brand promise that delivers real benefit for customers Engaged employees committed to exceeding customers' expectations Financial performance and consistent dividend payment track record Strategic approach to corporate responsibility and sustainability Annual Dividend Declared (C$/share) Twelve Month Total Shareholder Return (%) CAGR = 8.6% CAGR = 8.6%

BMO Financial Group - Positioned for Strong Growth BMO Branches - 910 locations Harris Private Banking (Wealth Mgmt) Harris Bank Branches - 312 locations BMO Capital Markets Greater Chicago 219* * Retail locations in major urban centers Greater Vancouver 74* Greater Toronto 202* Greater Montreal 94* Greater Edmonton 37* Greater Calgary 42* Greater Winnipeg 27* Halifax / Saint John 22*

Annual Dividends Declared Per Share (C$) Annual Dividend CAGR = 10.1% BMO 15-Year1 Target Payout Ratio 45% - 55% BMO Canadian peer group average 1CAGR based on dividends declared 1995 - 2010

U.S. Fragmented market Multiple regulators Choice of State vs. National Charter allows flexibility in choosing regulatory environment and structuring operations Bank Holding Companies provide flexibility in structuring business activities Branch restrictions in U.S. and various limits on interstate expansion Historically, more likely to securitize residential mortgages as prepayment penalties borne by the bank Consolidation continues Canada Mature oligopoly: 6 chartered banks with a single regulator (OSFI) Almost no subprime in this market Governed by the Bank Act Foreign ownership limits in place Integrated business model: customers purchase multiple products from one institution Residential mortgages lower risk due to: No lending with loan to value above 80% without government backed insurance Shorter terms (i.e.1-10 years) Prepayment charges borne by the borrower No Mortgage interest deductibility for income tax purposes (no incentive to take on higher levels of debt) New rules for government-backed insured mortgages: All borrowers must meet the standards for five-year fixed rate mortgage, regardless of mortgage chosen Maximum amount Canadians can withdraw when refinancing their mortgages lowered from 95 per cent to 90 per cent of the value of their homes Minimum 20% down payment required for rental properties Current government not permitting bank mergers amongst big banks Systemic Differences Between Canadian & U.S. Banks

Canada The Canadian economy has slowed in the face of a growing trade deficit arising from the strong Canadian dollar and modest U.S. demand. However, we expect the expansion to pick up to a moderate pace through 2011, supported by low interest rates and high commodity prices. Housing was a primary growth driver earlier this year, but the sector has slowed substantially in the wake of tighter mortgage insurance rules, the HST (in Ontario and B.C.), and an increase in short-term borrowing rates. However, recent declines in long-term mortgage rates have stabilized the housing market. The Bank of Canada is expected to refrain from raising interest rates further until mid-2011 out of concern for the slowing economy and the uncertain outlook. The Canadian dollar is expected to strengthen above parity against the U.S. dollar in 2011, supported by firm commodity prices and higher interest rates than in the U.S. U.S. The U.S. economy is slowly improving on the back of low interest rates and declining household debts. It should pick up moderately in 2011, and is unlikely to sink back into recession because financial conditions remain very supportive. However, the unemployment remains high at above 9% and will likely decline only slowly in the year ahead. The Federal Reserve will likely keep interest rates near zero in 2011 to foster a durable recovery. Economic Outlook Outlook as at December 16, 2010 Source: BMO Economics

Economy ... Recovery Continues Sources: BMO Economics, Haver Analytics 1Annual average *Estimates as of December 16, 2010; Eurozone estimates provided by OECD Canada Canada Canada United States United States United States Eurozone Eurozone Eurozone Economic Indicators (%) 2009 2010E 2011E 2009 2010E 2011E 2009 2010E 2011E GDP Growth (2.5) 2.9 2.7 (2.6) 2.8 3.0 (4.0) 1.7 1.6 Inflation 0.3 1.7 2.1 (0.3) 1.6 1.3 0.3 1.6 1.9 Private Consumption Growth 0.4 3.4 3.1 (1.2) 1.7 3.4 (1.2) Interest Rate (3mth Tbills)1 0.3 0.6 1.4 0.2 0.1 0.2 1.2 0.7 1.1 Unemployment Rate 8.3 8.0 7.5 9.3 9.7 9.3 9.5 10.0 9.8 Current Account Balance / GDP (2.8) (3.5) (3.8) (2.7) (3.4) (3.9) (0.3) 0.3 0.8 Budget Surplus / GDP (3.5) (3.1) (1.6) (9.9) (9.2) (7.0) (6.3) (6.6) (5.7)

U.S. Growth Potential Minnesota Wisconsin Michigan Ohio Indiana Illinois Missouri Iowa Chicago is the hub of Midwest region Population base of over 60 million people, almost double that of Canada's population GDP of approximately US$2.9 trillion Harris is a well known brand in the attractive U.S. Midwest market Uniquely positioned between smaller community banks and larger network banks Our acquisition of AMCORE, (an FDIC-assisted transaction) announced on April 23, 2010, is now complete with full systems conversion confirming efficiency of our integration teams Active and experienced acquisition team with considerable relationships in the market

Acquisition History U.S. Retail Acquisitions Year Amount (US $MM) Harris Bank 1984 547 Barrington 1985 32 St. Charles & Batavia 1988 26 Libertyville 1990 6 Frankfort 1990 17 Suburban Bancorp 1994 222 Household Int'l 1996 277 Joliet 2001 221 Lakeland 2004 37 New Lenox State Bank (NLSB) 2004 235 Mercantile 2004 161 Edville (Villa Park) 2005 66 First National Bank and Trust 2006 290 Merchants & Manufacturers 2008 135 Ozaukee 2008 180 AMCORE N.A. 2010 222 Total 2,674 Harris Bank Recognized and respected bank, in business for over 125 years Established strengths in both personal and commercial businesses, serving over 1.3 million customers Distribution network 312 branches 210 in Illinois 50 in Wisconsin 52 in Indiana 905 ATM's Internet & telephone banking Chicago Solid growth in population and median household incomes Highly diversified economy Banking industry still fragmented

As reported Items of Note Long-Term Financial Trends Revenue ($B) Net Income ($B) & Return on Equity (%) BMO has delivered positive financial results over the last ten years, with compounded annual Net Income growth of 4.8% 3.8% CAGR 4.8% CAGR As reported Items of Note ROE (as reported)

Operating Groups Personal & Commercial Banking (P&C) Over 8 million customers across Canada & the U.S. Over 1,200 branches in Canada & the U.S. Access to almost 3,000 automated banking machines in Canada and the U.S. Private Client Group (PCG) Full-service and direct investing, private banking, investment products BMO Life Insurance BMO Capital Markets (BMO CM) Bulge bracket firm in Canada, mid-market niche player in the U.S. Capital raising, M&A and restructuring advisory services Industry leading research, sales and trading capability F2010 Revenue by Operating Group (C$MM) F2010 Net Income by Operating Group (C$MM) Corporate Services Revenue $(568) Total $12,778 Total $3,109 Corporate Services Net Loss $299 * BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the operating groups quarterly based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses, as well as changes in the general allowance are charged (or credited) to Corporate Services. See Note 26 on page 157 of BMO's 2010 Annual Report

Highlights of BMO in Canada F2010 Non-U.S. Operating Group Revenue (C$MM) Large, full service universal bank Personal & Commercial Banking Canada is BMO's largest business serving more than seven million customers, offering a full range of products and services. BMO continues to rank 2nd in business banking market share for business loans $5MM and below In corporate and institutional banking, we maintain a leadership position in Canada in equity research, trading, mergers and acquisitions and have significant market share in debt and equity underwriting activity. In the individual investing market, we are highly regarded for full service (BMO Nesbitt Burns) and private banking expertise and our Canadian direct investing platform, BMO Investorline. F2010 Non-U.S. Operating Group Net Income (C$MM) Total $2,828 Total $9,979 Corporate Services Revenue $(407) Corporate Services Net Loss $77 * Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO's 2010 Annual Report.

Our Presence in the U.S. F2010 U.S. Operating Group Revenue (US$MM) F2010 U.S. Operating Group Net Income (US$MM) Total $2,688 Total $268 Personal & Commercial (P&C) Established Harris brand and a commitment to service excellence Comprehensive and increasingly integrated distribution network Strong working relationships with key partners in PCG and BMO CM, thus leveraging the capabilities and scale of BMO Financial Group Private Client Group (PCG) Full range of client offerings and industry-recognized leadership in client service Strategic presence in Chicago and select high-growth wealth management markets Access to broad client base distribution network, in partnership with Harris Community Bank Corporate Services Revenue $(155) Corporate Services Net Loss $208 BMO Capital Markets (BMO CM) Attractive client base, strong long-term relationships Primary focus on Mid-market Full service, integrated investment & corporate bank Cross-border capabilities Sector specialties Top-tier equity research capabilities Strong position in the municipal bond market * Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO's 2010 Annual Report.

Financial Highlights P&C Canada continues to deliver strong performance with good revenue growth in the quarter PCG reports strong results with net income substantially higher than last year BMO Capital Markets net income rises significantly from the third quarter reflecting an improvement in trading and investment banking activity Tier 1 Capital Ratio remains strong with fourth quarter ROE of 15.1% Fiscal 2010 pre-provision, pre-tax earnings of $4.6 billion, up from $3.7 billion a year ago Overall trend of improvement in credit Strong fourth quarter and fiscal year results Net Income EPS Cash EPS1 ROE Cash Productivity1 Cash Operating Leverage1 Total PCL Tier 1 Capital Ratio (Basel II) Q4 10 $739MM $1.24 $1.26 15.1% 62.3% (5.7)% $253MM 13.45% F2010 $2,810MM $4.75 $4.81 14.9% 61.9% 7.5% $1,049MM 13.45% 1 Non-GAAP measure, see slide 2 of the Q4 10 Investor Presentation and page 19 of the Fourth Quarter 2010 Earnings Release

Operating Group Performance Q4 10 Revenue by Operating Group (C$MM) P&C (Personal & Commercial) 57% Total 3,326MM BMO CM (Investment Banking) 25% PCG (Wealth Management) 18% * Corporate Services revenue $(97)MM Q4 10 Net Income by Operating Group (C$MM) BMO CM (Investment Banking) 27% PCG (Wealth Management) 16% * Corporate Services net loss $66MM Total 805MM * Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO's 2010 Annual Report.

Group Performance - Annual Revenue Revenue Revenue Net Income Net Income Net Income As Reported ($MM) F2009 F2010 F10/F09 B/(W) F2009 F2010 F10/F09 B/(W) P&C Canada 5,287 5,830 10% 1,415 1,644 16% P&C U.S. 1,568 1,424 (9)% 286 175 (39)% Total P&C 6,855 7,254 6% 1,701 1,819 7% PCG 2,012 2,245 12% 359 470 31% BMO Capital Markets 3,089 3,279 6% 873 820 (6)% Corporate Services (892) (568) 36% (1,146) (299) 74% Total Bank 11,064 12,210 10% 1,787 2,810 57% Revenue Revenue Revenue Net Income Net Income Net Income Excl. Notable Items ($MM) F2009 F2010 F10/F09 B/(W) F2009 F2010 F10/F09 B/(W) P&C Canada 5,287 5,830 10% 1,415 1,644 16% P&C U.S. 1,568 1,424 (9)% 286 175 (39)% Total P&C 6,855 7,254 6% 1,701 1,819 7% PCG 2,012 2,245 12% 359 470 31% BMO Capital Markets 3,610 3,279 (9)% 1,228 820 (33)% Corporate Services (892) (568) 36% (1,027) (299) 71% Total Bank 11,585 12,210 5% 2,261 2,810 24% * Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO's 2010 Annual Report.

Group Net Income - Quarter As Reported ($MM) Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 Q/Q B/(W) Y/Y B/(W) P&C Canada 398 403 395 426 420 (2)% 6% P&C U.S. 51 51 46 40 38 (2)% (24)% Total P&C 449 454 441 466 458 (2)% 2% PCG 106 113 118 108 131 22% 25% BMO Capital Markets 260 214 260 130 216 65% (17)% Corporate Services (168) (124) (74) (35) (66) (89)% 61% Total Bank 647 657 745 669 739 11% 14% Excluding Items of Note ($MM) Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 Q/Q B/(W) Y/Y B/(W) P&C Canada 398 403 395 426 420 (2)% 6% P&C U.S. 51 51 46 40 38 (2)% (24)% Total P&C 449 454 441 466 458 (2)% 2% PCG 106 113 118 108 131 22% 25% BMO Capital Markets 294 214 260 130 216 65% (27)% Corporate Services (168) (124) (74) (35) (66) (89)% 61% Total Bank 681 657 745 669 739 10% 9% * Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO's 2010 Annual Report.

P&C Canada – Market Share & Product Balances

	Market Share (%)[1]	Q4 09	Q1 10	Q2 10	Q3 10	Q4 10
Personal	Total Personal Lending	10.2	10.1	10.2	10.2	**10.2**
Personal	Personal Deposits[1]	12.3	12.2	11.9	11.9	**11.8**
Personal	Mutual Funds	13.3	13.5	13.5	13.5	**13.4**
Commercial	Commercial Loans $0 - $5MM[2]	19.9	19.8	19.9	20.2	**20.3**

	Balances ($B) (Owned & Managed)	Q4 09	Q1 10	Q2 10	Q3 10	Q4 10
Personal	Personal Loans	31.3	32.4	33.4	35.0	**36.4**
Personal	Residential Mortgages	64.1	63.9	63.6	64.3	**64.9**
Personal	Total Personal Lending	95.4	96.3	97.0	99.3	**101.3**
Personal	Personal Deposits	67.2	66.7	65.9	66.7	**66.6**
Commercial	Commercial Loans & Acceptances	34.3	34.1	35.3	36.2	**36.7**
Commercial	Commercial Deposits	30.5	31.5	31.6	32.5	**33.1**
	Cards (Retail & Corporate) [3]	7.8	8.1	8.9	9.1	**9.1**

Personal

- Total Personal lending balances increased Y/Y and Q/Q. Market share remained flat Y/Y and Q/Q.
- 90% of our total personal lending portfolio is secured.
- Mortgage balances increased Y/Y and Q/Q as we successfully replaced the run-off of our broker channel loans with our branch originated balances. Mortgage market share was 9.2%.
- Personal loan market share of 12.7% was up Y/Y and Q/Q. Homeowner ReadiLine growth drove personal loan growth of 16% Y/Y.

Commercial

- We continue to rank second in Canadian business lending market share.
- Increase in commercial deposit balances reflects the bank's focus on meeting customer needs.

Cards

- Cards balances increased Y/Y due to the addition of Diners and volume growth.

Sources: Mutual Funds – IFIC, Consumer Loans, Residential Mortgages & Personal Deposits – Bank of Canada
[1]Personal share statistics are issued on a one-month lag basis. (Q4 10: Sept 2010)
[2]Business loans (Banks) data is issued by CBA on a one calendar quarter lag basis (Q4 10: Jun 2010)
[3]Q1 10 includes 1 month and from Q2 10 onwards includes 3 months of Diners Club acquisition

BMO Financial Group
Investor Presentation • Q4 2010
25

P&C U.S. – Product Balances

Personal Products – Average Balances (US$B)	Q4 09	Q1 10	Q2 10	Q3 10	Q4 10
Mortgages	4.9	4.6	4.4	4.2	**4.1**
Other Personal Loans	5.2	5.2	5.3	5.3	**5.2**
Indirect Auto	4.1	4.2	4.2	4.3	**4.3**
Deposits	14.7	14.6	14.6	15.9	**16.0**
Serviced Mortgages	3.4	3.5	3.6	3.7	**3.7**
Commercial Products – Average Balances (US$B)	**Q4 09**	**Q1 10**	**Q2 10**	**Q3 10**	**Q4 10**
Commercial Loans	12.3	11.8	11.5	11.7	**12.1**
Commercial Deposits	8.3	8.9	9.7	10.0	**10.7**

Personal

- Personal loan originations of $1.1B increased $0.1B or 8% Y/Y. Mortgage pipeline is at the highest level since May 2009.
- Decline in mortgage balances are primarily driven by amortization/run off of outstandings and new originations being sold in the secondary market.
- Rockford, Illinois-based bank transaction contributed $0.3B of average loans and $1.6B of average deposits to Personal.
- Net new personal checking accounts of 4,400 in Q4'10 increased 3,900 Y/Y.
- Our serviced mortgage portfolio growth of $0.3B or 9% Y/Y reflects mortgages we originated and sold in the secondary market which we service on behalf of the investor.

Commercial

- Excluding the Rockford, Illinois-based bank transaction's $1.1B of average loans and $0.3B of average deposits, commercial loans declined, reflecting the impact of lower client loan utilization while deposits grew due to the benefit of our strategic sales effort.

BMO Financial Group Investor Presentation • Q4 2010 26

0.44% Credit Performance Measure Specific PCL as a % of Average Net Loans and Acceptances (excluding Reverse Repos) 0.61% Percent BMO's Canadian competitors include: BNS, CM, NA, RY, TD Competitor average excludes the impact of TD's sectoral provisions * Historical avg.: 1991 to 2010 BMO Canadian Competitors F2010 0.61 0.58 F2009 0.85 0.72 Historical avg.* 0.44 0.61 High 1.69% Low 1.16% High 1.24% Low 0.64% Historical Specific PCL average 0.61% 0.58%

Loan Portfolio Distribution Gross Loans and Acceptances by Product and Industry ($B)* As at October 31, 2010 ($B) Canada U.S.* Other Total Consumer Residential Mortgage 42 5 - 47 26% Consumer Loans 41 10 - 51 28% Cards 3 - - 3 2% Total Consumer 86 15 - 101 56% Commercial 39 14 - 53 30% Corporate 10 6 9 25 14% Total 135 35 9 179 100% Total Gross Loans and Acceptances* As at October 31, 2010 *Excluding securities borrowed or purchased under resale agreements

Liquidity and Funding Strategy Additional Sources: Securitization: Mortgages (Canada Mortgage Bond participation and MBS) and Credit Card ABS ($3bn shelf) Canadian & US Senior (unsecured) deposits Programs: Current program size: European Note Issuance Program: US$20bn Canadian Base Shelf Program: $8bn Global Covered Bond Program: €7bn US MTN Program: US$6bn BMO's has access to diversified funding sources, including: BMO's large base of core and customer deposits, along with our strong capital base, reduces reliance on wholesale funding. Our wholesale funding principles seek to match the term of assets with the term of funding (e.g. to fund loans with longer term funds). In addition, we diversify our sources of funding by market, instrument and term.

Wholesale Capital Market Term Funding Composition (Total $56.4B) As at Oct 31, 2010 Diversified Wholesale Term Funding Mix Wholesale Capital Market Term Funding Maturity Profile (Total $56.4B) As at Oct 31, 2010 BMO's wholesale funding principles seek to match the term of assets with the term of funding. Loans for example are funded with customer deposits and capital, with any difference provided by longer-term wholesale funding BMO has a well diversified wholesale funding platform across markets, products, terms, currencies and maturities

Corporate Governance Comprehensive code of business conduct and ethics provides a framework for directors, officers and employees on the conduct and ethical decision-making integral to their work Governance practices are consistent with, and in many cases exceed, requirements of the TSX and NYSE. The Bank is also in compliance with applicable rules adopted by the Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC) to give effect to the provisions of the Sarbanes-Oxley Act. To ensure non-employee directors' compensation is aligned with shareholder interests, at least 50% of the annual retainer must be paid in Common Shares of the Bank or Deferred Share Units The Globe and Mail's Board Games 2010 annual review of corporate governance practices ranked BMO 4th overall among 187 Canadian reporting issuers

External Recognition for our Sustainability Practices BMO Financial Group has been selected for the sixth consecutive year for inclusion in the Dow Jones Sustainability (DJSI) North America Index. The results of this review provide asset managers with reliable and objective benchmarks to manage sustainability portfolios. BMO named to the inaugural Global 500 Carbon Performance Leadership Index (CPLI) by the Carbon Disclosure Project. BMO - the only Canadian- headquartered company named to the Index - has been recognized for the actions it is taking to reduce global emissions and mitigate the risks of climate change. BMO receives highest honour, the Gold Progressive Aboriginal Relations (PAR) Award by the Canadian Council for Aboriginal Business (CCAB) for its efforts to enhance partnerships with Canada's First Peoples.

VIKI LAZARIS Senior Vice President 416.867.6656 viki.lazaris@bmo.com ANDREW CHIN Senior Manager 416.867.7019 andrew.chin@bmo.com Investor Relations Contact Information E-mail: investor.relations@bmo.com www.bmo.com/investorrelations Fax: 416.867.3367 TERRY GLOFCHESKIE Director 416.867.5452 terry.glofcheskie@bmo.com